63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

Date: 4 February 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commis
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

07020894

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*29/01/07*	*1*
2.	*Immediate Report*	*29/01/07*	*2*
3.	*Immediate Report*	*30/01/07*	*3*
4.	*Immediate Report*	*01/02/07*	*4*
5.	*Immediate Report*	*01/02/07*	*5*
6.	*Immediate Report*	*01/02/07*	*6*
7.	*Sch. of Senior Office Holders*	*01/02/07*	*7*
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Schedule 1

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/01/2007

Reference: 2007-01-021109

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On *December 19, 2006* the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Izakson Irit*	*Director*
2	*Barnea Amir*	*External Director*
3	*Dror Nira*	*External Director*
4	*Koren Moshe*	*Director*

2. Transaction Date and Particulars Thereof:

   Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Moreover, approval is given to the contractual relations between the Bank and the companies listed below (companies in which the spouses and/or relatives of the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties), and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they and/or their spouses and/or their relatives are considered to be interested parties also in other companies listed below. Furthermore, it was approved to continue the provision of banking services to all those companies listed below which the Bank usually provides to its customers in the ordinary course of business, provided that it concerns services which do not involve any credit exposure, and further provided that in the provision of such services no such company/companies shall be accorded any preference or advantage over other customers in the ordinary course of the Bank's business, and in similar circumstances. Credit transactions with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

It should be emphasized that this does not concern material transactions and accordingly they were approved in accordance with the provisions of Sections 255 and 271 of the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

(In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336 and of August 14, 2006 numbered 075094).

Irit Izakson
Spouses companies
Y.A.D. Ltd. (a public company in the business of computer commerce)
WizCom

Amir Barnea
Singer Barnea & Co. and its subsidiaries
Migdal Insurance Co. (until January 1, 2007)
Amot Investments Ltd.

Nira Dror
Zur Shamir

Moshe Koren
Psagot Ofek Investment House (Finance-2005) Ltd.
Psagot Ofek – Investment Management (2005) Ltd.

Schedule 2

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/01/2007
Reference: 2007-01-021130

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On *December 19, 2006* the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Ziv Zvi*	*Chief Executive Officer*
2	*Ben-Zeev Barry*	*Member of the Board of Management, Senior Deputy Managing Director*
3	*Garfunkel Alberto*	*Member of the Board of Management, Senior Deputy Managing Director*
4	*Levy Ofer*	*Member of the Board of Management, Senior Deputy Managing Director*
5	*Pri-zan Hanna*	*Member of the Board of Management, Senior Deputy Managing Director*
6	*Rozen Yacov*	*Member of the Board of Management, Senior Deputy Managing Director*
7	*Weissbrem Yoram*	*Secretary of the Bank*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Moreover, approval is given to the contractual relations between the Bank and the companies listed below (companies in which the spouses and/or relatives of the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties), and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they and/or their spouses and/or their relatives are considered to be interested parties also in

other companies listed below. Furthermore, it was approved to continue the provision of banking services to all those companies listed below which the Bank usually provides to its customers in the ordinary course of business, provided that it concerns services which do not involve any credit exposure, and further provided that in the provision of such services no such company/companies shall be accorded any preference or advantage over other customers in the ordinary course of the Bank's business, and in similar circumstances. Credit transactions with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

It should be emphasized that this does not concern material transactions and accordingly they were approved in accordance with the provisions of Sections 255 and 271 of the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
   Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
   The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

   There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

   (In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336 and of August 14, 2006 numbered 075094 and of January 29, 2007 numbered 021109).

   Zvi Ziv
   Y.R.F. - Youth Renewal Fund

   Barry Ben-Zeev
   Gad Gemulim
   Ofekim
   Insurance Agency 2005 Ltd.
   Lahak Trust Funds Ltd.
   Poalim Trust Services Ltd.
   Poalim Financial Holdings 1993 Ltd.

   Alberto Garfunkel
   Bank Hapoalim (Switzerland)

Bank Hapoalim (Luxembourg)
Bank Hapoalim (Cayman)
Hapoalim (Latin America) S.A.
PAM Holdings
Poalim Asset Management (UK)
Poalim Asset Management (Ireland)
"Agrot" Underwriting Company of Bank Hapoalim Ltd
Bitzur
Temurah Financial Company
Teudah Finance Company
Tarshish - Holdings and Investments Hapoalim
Hapoalim Assets (Stocks)
Opaz
Zohar Hashemesh Investments
Poalim Betevunah
Shiryon Investment Company
Benad Investment Company
Toval Investment Company

Ofer Levy
Poalim American Express Ltd.
Hapoalim U.S.A. Holding Company Inc.
Hapoalim Hanpackot Ltd.
Mitar Issuing Company Ltd.
Hapoalim American Israel Ltd.
Pekaot Poalim Ltd.
Continental Poalim Ltd.
Agam Finance Company Ltd.
Atad Investment Company Ltd.
Sapanut Poalim Management Ltd.
Sapanut Securities Ltd.
Sapanut Finance Company Ltd.
Sapanut Investments Ltd.
Einat (Properties) Ltd.
Poalim Venture Services Israel Ltd.
Kadimah Poalim Finance Company Ltd.
Investment Company of Continental Ltd.
"Tashtit" Hanpackot Ltd.
Otsar Bavel Ltd.
BAMI Properties Ltd.
Bitan – Investment and Mortgage Company Ltd.
Buildings and Equipment Ltd.
Bavel Properties Ltd.
Sapanut Properties Ltd.
Altzur Property Development Company Ltd.
Tzadit Ltd.
Revadim (Properties) Ltd.
Ramchal Poalim Ltd.
Tarshish – Hapoalim Holdings and Investments Ltd.
Igroth Issuing Company of Bank Hapoalim Ltd.

Tmurah Finance Company Ltd.
Teudah Finance Company Ltd.
Opaz Ltd.
Bitzur Ltd.
Hapoalim Properties (Shares) Ltd.
Zohar Hashemesh Lehashkaot Ltd.
Poalim Bitvunah Ltd.
Shirion Investment Company Ltd.
Tuval Investment Company Ltd.
Avuka Investment Company Ltd.
Poalit Ltd.
Sapanut Capital Markets Ltd.
Peled Investment Company Ltd.
Yatir Investment Company Ltd. (non-operational)
Kamah Advanced Study Fund Ltd. (non-operational)
Hapoalim (Holdings) Ltd.
Hermesh Investment Company Ltd. (non-operational)
AMI Trustees Ltd.
Japhet Nominees Ltd.
Finance and Mortgages Ltd. (non-operational)
Nominee Company of Israel Maritime Bank Ltd.
Continental Commercial Corporation Ltd.
B.H. Financial Services USA Inc.
B.H.R.I .Inc.
B.H. Equity Inc.

Hanna Pri-zan
Netanya Academic College Friends Association

Yacov Rozen
Isracard
Europay Eurocard Israel Ltd.
Aminit Ltd.
Poalim Capital Markets – Investment House Ltd.
Poalim Capital Markets and Investment Holdings Ltd.
"Maalot" - the Israel Company for Rating Securities Ltd.
Poalim Egoz Financial Company Ltd.

Yoram Weissbrem
Bitzur Ltd.
Opaz Ltd.
Tmurah Finance Company Ltd.
Teudah Finance Company Ltd.
Igroth Issuing Company of Bank Hapoalim Ltd.
Poalim Bitvunah Ltd.
Zohar Hashemesh Lehashkaot Ltd.
Shirion Investment Company Ltd. (non-operational)
Tuval Investment Company Ltd. (non-operational)
Binad Investment Company Ltd. (non-operational)

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 30 January 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim hereby notifies that on 29th January 2007 in the hours of the afternoon, there were received by the Bank a statement of claim and a motion for its approval and prosecution as a class action under the Class Actions Law, 5766 – 2006, which were filed with the District Court of Tel-Aviv-Jaffa, against the Bank.

The amount of the class action specified in the statement of claim is NIS 500,000,000.

The plaintiff alleges in her claim that she is a customer of the Bank and that in response to a telephone enquiry as to the possibilities available to her to invest a sum of money, it was suggested to her to invest in a structured deposit, without pointing out to her or mentioning the existence of fees, costs or margins in favour of the Bank which - so she alleges – are embodied in the investment. The plaintiff alleges that although the Bank does not inform its customers, it charges a hidden fee when selling "structured products", which is contrary to the provisions of the Banking (Service to the Customer) Law. The plaintiff goes on to allege in her claim that in so doing the Bank is in breach of its duty to disclose, exploiting the ignorance and inexperience of the customer. This – the plaintiff alleges - amounts to deception with regard to the essence and character of the service, with regard to the yield, to the utility and the normal or usual price of the service given to the customer. The plaintiff further alleges that these deeds amount to breach of contract, lack of good faith and unjust enrichment. The plaintiff specified that the fee she was charged, according to her calculations and allegations as aforesaid amounts to approximately NIS 714.

The plaintiff filed the action in her own name and seeks to do so also on behalf of the group of customers who invested in structured products, with respect to whom she alleges as aforesaid, that the Bank charged a fee in similar circumstances and in a similar way.

The relief sought by the plaintiff includes, inter alia, the recognition of her claim as a class action, that instructions be given according to which the Bank would be obliged to amend the transaction documents of the structured products and the publications pertaining to them in such a way that proper disclosure be made of all those particulars required by the rules of proper disclosure and also that an order be made for the restitution of any fee or margin between the price of the structured product to the customer and the cost to the Bank together with interest and linkage. The plaintiff also moves for instructions to be given for payment of remuneration amounting to a certain percentage of the amount of compensation, which may be awarded to the plaintiff together with costs and Advocates' fees.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: February 1, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (the "Bank") is pleased to give notice herewith that the Board of Directors of the Bank which was convened on February 1, 2007 in the hours of the afternoon, adopted a resolution to approve the raising of "Tier 2 capital" for the Bank, as set forth below:

1. The Bank, through Hapoalim Hanpakot Ltd. (the "Company"), which is a wholly owned company of the Bank, will publish a shelf prospectus for the purpose of raising money from the public to constitute "Tier 2 capital" of the Bank, by way of an issue of two series of subordinated notes, one linked to the consumer price index, and the other unlinked to any index or currency ("Subordinated Notes"). The total sum of each series shall be in an amount of up to NIS 1 billion nominal value. The terms of the issue of the Subordinated Notes will be determined shortly before issue is made.

2. The proceeds obtained from the issue of Subordinated Notes will be deposited in their entirety by the Company in deposits in its name with the Bank, and in such a manner that its rights regarding the funds held in such deposits will be subordinated to all of the other obligations of the Bank to its creditors, except for obligations which have been or may be determined to rank in terms of payment on an equal or more subordinate basis. The terms of the deposits will be similar to the terms of the Subordinated Notes.

3. The Bank will undertake towards the Company that it will perform its obligations to the Company under the deposits by making payments directly to the holders of the Subordinated Notes of the amounts to which they will be entitled under the Subordinated Notes held by them; namely, the amounts of the principal, the interest and the linkage (in so far as linkage is prescribed under terms of the Subordinated Notes) which is payable to them under the terms of the Subordinated Notes.

4. The issue of the Subordinated Notes is subject to obtaining the approval of the Supervisor of Banks, according to which the Subordinated Notes will be recognized as "Tier 2 capital" of the Bank, as provided in the Proper Conduct of Banking Business Directive Number 311 of the Supervisor of Banks. Furthermore, the issue is subject to the approval of the Tel-Aviv Stock Exchange to the listing for trading of the Subordinated Notes to be issued.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Mario Szuszan Senior Deputy Managing Director Global Treasurer	**Yacov Haimovich** Head of the Capital Pricing Department

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 5

Date: February 1, 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Braun Shlomo***
2. Identity number: ***054030424***
3. Position from which ceased: ***Member of the Board of Management, Head of Human Resources, Logistics & Procurement***
4. The date on which he will cease from office: ***March 31, 2007***
5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.
6. The office holder ***will continue*** to be a senior office holder of the Corporation after his retirement.

Yours Faithfully,

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

G:\WORD\Immediate Reports\01.02.07\cease.doc

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 6

Date: February 1, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Appointments and Changes in the Board of Management of Bank Hapoalim B.M. ("the Bank")**

We respectfully advise you that the Board of Directors of the Bank at a meeting held on February 1, 2007 at 4:00 p.m. resolved to make appointments and changes in the Board of Management of the Bank as follows:

1. Ms. Hanna Pri-Zan, who officiates as a member of the Board of Management, with the rank of Senior Deputy Managing Director, is appointed to the office of Head of Human Resources, Logistics & Procurement, with effect from March 31, 2007, and on the same date will cease to hold the office of Head of Risk Management.

2. Mr. Doron Klausner – who officiates as a member of the Board of Management, Head of the Centre for Strategic Management, with the rank of Senior Deputy Managing Director, will in addition be appointed to the Head of Risk Management with effect from March 31, 2007, and will replace Ms. Hanna Pri-Zan in this office.

3. Mr. Shlomo Braun – is appointed to the office of Head of Bank Hapoalim Activities in the U.S,A, and will officiate as an office holder with the rank of Senior Deputy Managing Director, with effect from the end of August 2007.
   Mr. Shlomo Braun will cease to officiate as a member of the Board of Management as Head of Human Resources, Logistics and Procurement with effect from March 31, 2007, and will be replaced by Ms. Hanna Pri-Zan in this office.

Sincerely yours,

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

G:\WORD\Immediate Reports\01.02.07\appointments.doc

Schedule 7

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/02/07
Reference: 2007-01-300055

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***March 31, 2007***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Yair Orgler	*I.D. Number*	*001210541*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Efrat Peled	*I.D. Number*	*027224773*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management,*

			Senior Deputy Managing Director and Comptroller of the Bank
Shlomo Braun	*I.D. Number*	*054030424*	*Other:* *Senior Deputy Managing Director*
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

END